CONFIDENTIAL

Customer Talking Points

Filed by People’s United Financial, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: People’s United Financial, Inc.

Commission File No.: 001-33326

Date: February 22, 2021

Should a current People’s United customer inquire about the acquisition by M&T, the transition, or their relationship with People’s United Bank, please use the following talking points:

1.	I heard that People’s United will be acquired by M&T Bank, is that true?

Yes, People’s United has entered into a definitive agreement with Buffalo, NY based M&T Bank under which M&T will acquire People’s United.

The combined companies will create a community banking franchise in the Northeastern United States with approximately $200bn in assets and a network of more than 1135 branches that spans 12 states from Maine to Virginia and the District of Columbia, operating under the M&T Bank name and brand.

2.	Why is People’s United selling the Franchise to M&T?

As an organization, we continually assess our businesses and the banking environment to ensure we continually add value for our shareholders, customers, communities, and employees.

The banking industry has evolved in recent years driven by a stream of consolidation across the Northeast and nationwide.

M&T is a strong strategic partner for People’s United which shares a similar culture, approach to service, complementary offerings, personalized banking technology, and minimal geographic overlap.

The combined entity creates a $200 billion bank in the Northeast and will accelerate People’s United’s ability to grow and service customers.

We are confident our shared community banking philosophies will provide significant long-term value for customers and shareholders.

3.	Who is M&T Bank?

Headquartered in Buffalo, N.Y., M&T is a community-oriented bank who places an emphasis on having a strong local presence in each of their communities and developing lasting relationships with their customers and employees.

M&T is among the 20 largest U.S. based banks with more than $140 billion in assets and 17,000 employees serving the Northeast region providing retail, commercial, investment, insurance and mortgage services to families, businesses, and government clients. It also provides international corporate and institutional services, investment management, and private banking through its subsidiary Wilmington Trust.

M&T serves customers across nearly 1,000 locations in New York, Maryland, New Jersey, Pennsylvania, Delaware, Connecticut, Virginia, West Virginia, and Washington D.C.

The bank operates the M&T Charitable Foundation, which strives to strengthen its communities by providing support for a diverse range of civic, cultural, health and human service organizations through grants, employee volunteerism and in-kind services.

M&T was ranked among America’s Best Banks and Best Employers by Forbes Magazine in 2021.

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Customer Talking Points

4.	What is the timeline for the completion of the sale?

While the agreement was announced on February 22, 2021 completion of this transaction is anticipated to take place in the fourth quarter of 2021, subject to satisfaction of customary closing conditions, including receipt of regulatory approvals and approval by the shareholders of each company, with system conversions expected to occur in 2022.

5.	What will the advantage of the acquisition be for me, the customer?

M&T is a strong strategic partner for People’s United which shares a similar culture, approach to service, complementary offerings, a shared commitment to community giving, and minimal geographic overlap.

The merger will accelerate our expansion by providing customers access to a larger branch and ATM network, particularly in the New York Metro area and northeast commuter corridor between Washington DC and Boston, expanded array of products, services and technology, while improving our already strong capital generation capabilities, and returning high levels of capital to shareholders.

We are confident our shared community banking philosophies will provide significant long-term value and an exciting opportunity for our shareholders, and loyal customers.

6.	What will happen to my loan and deposit account(s)?

There will be no immediate change to your accounts, you may continue to bank with People’s United as you have.

People’s United and M&T will notify all affected customers with background on M&T and how this will impact your account(s) once the merger is complete.

The merger is expected to close in the fourth quarter of 2021, subject to satisfaction of customary closing conditions, including receipt of regulatory approvals and approval by the shareholders of each company.

As we near the conversion date, M&T will send official communications to customers with information on the transition, what you can expect, and how you can continue to access many of the same, products, services, and expertise as you have with People’s United.

7.	How will this impact online and mobile banking access?

Please continue to use your mobile app or online banking as you always have.

8.	Can I continue to use my current checks and debit cards?

Please continue to use your existing checks and debit or ATM cards as usual.

9.	Do I need to change my direct deposit, loan payments or automatic payments?

Please continue to make loan or line of credit payments as you do today. Your direct deposits and pre-authorized payments and transfers will continue as scheduled.

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Customer Talking Points

10.	Can I use M&T branches and/or ATMs?

Please continue to bank at any People’s United Bank location or ATM. Until closing, we will operate as separate businesses and M&T is unable to serve People’s United customers.

The merger is expected to close in the fourth quarter of 2021, subject to satisfaction of customary closing conditions, including receipt of regulatory approvals and approval by the shareholders of each company, and system conversions is currently targeted for 2022, when your account(s) will automatically transfer to M&T.

11.	Will the rates change on my current accounts?

We will continue to manage rates on accounts as we have always done. CDs are contractual commitments and will not change. Variable rate products, like always, are subject to change at any time.

12.	Will there be a conversion I have to go through?

After the close of the transaction, there will be conversions to the M&T system which we anticipate will occur in 2022.

M&T is very experienced in these conversions and, once that timing has been determined, there will be clear and frequent communications to customers.

13.	Will People’s United Bank be rebranded as M&T?

Yes. After the transaction closes, People’s United Bank will be rebranded to M&T.

We will work closely with leaders from both companies to ensure this process is seamless for both employees and customers.

13.	Will the merger impact the Stop & Shop branch closure timing?

The merger will not impact what was previously announced regarding our Stop & Shop branches. We remain committed to sharing updates on closure timing and continued access to your accounts at a nearby traditional branch as decisions are made.

14.	Will the People’s United Bank branches that I have become familiar with close?

The acquisition will both deepen and expand our presence across the Northeast introducing customers to new and attractive markets, particularly in the New York Metro area and northeast commuter corridor between Washington DC and Boston.

Both banks’ leadership teams will evaluate the combined branch network to understand how we best serve our customers’ needs going forward, and structure our combined branch network accordingly. No final decisions have been made at this point.

15.	Will my branch banker/relationship manager remain at the bank, or should I expect a new banker to assist with my banking needs as a result of the acquisition?

You can continue to visit your local branches and work with your existing relationship managers just as you do today.

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Customer Talking Points

A large component of the value proposition for M&T is our people and their relationships with our customers. The M&T leadership team will be taking a very thoughtful approach to determine future staffing needs, but again, there will be no immediate changes.

17.	What if I do not want my Deposit/Loan accounts to be sold?

Given the sale includes our entire franchise, People’s United will be unable to service your accounts once conversion is complete.

18.	Will People’s United Community Foundation continue to operate and support our communities?

People’s United Community Foundation and People’s United Community Foundation of Eastern

Massachusetts will continue to operate and support our communities as they have, and nothing will change in the immediate term.

In addition, at closing, $90 million will be set aside to support charitable activities in the communities currently served by People’s United.

19.	What if I am a customer of both People’s United and M&T?

There will be no immediate change to any of your accounts.

You can continue to visit your local People’s United or M&T branches and work with your existing relationship managers just as you do today. Until close we will operate as separate businesses.

After the close of the transaction, which is currently expected to occur in the fourth quarter of 2021, there will be a conversion to the M&T core system which we anticipate will occur in 2022. After conversion is complete, your People’s United accounts(s) will transition to M&T Bank.

M&T is committed to communicating with you well in advance details on your account transition to M&T Bank.

20.	Our customers may learn about this from the media and have questions or concerns.

If so, please assure them that their relationship with People’s United Bank will not change in the immediate future and we anticipate a smooth and seamless transition to M&T once the integration with them is complete, which we anticipate will occur in 2022.

Employees should refer all inquiries from the press to Steven Bodakowski, Corporate Communications at People’s United Bank, at 203-338-4202.

Additional Information and Where to Find It

In connection with the proposed transaction, M&T Bank Corporation (“M&T”) will file with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 to register the shares of M&T’s capital stock to be issued in connection with the proposed transaction. The registration statement will include a joint proxy statement of People’s United Financial, Inc. (“People’s United”) and M&T which will be sent to People’s United’s and M&T’s shareholders seeking their approval of the proposed transaction.

This communication does not constitute an offer to sell or a solicitation of an offer to buy any securities or a solicitation of any vote or approval. INVESTORS AND SHAREHOLDERS OF PEOPLE’S UNITED AND M&T AND THEIR RESPECTIVE AFFILIATES ARE URGED TO READ, WHEN AVAILABLE, THE REGISTRATION STATEMENT ON FORM S-4, THE JOINT PROXY STATEMENT/PROSPECTUS TO BE INCLUDED WITHIN THE REGISTRATION STATEMENT ON FORM S-4 AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT PEOPLE’S UNITED, M&T AND THE PROPOSED TRANSACTION. Investors will be able to obtain a free copy of the registration statement, including the joint proxy statement/prospectus, as well as other relevant documents filed with the SEC containing information about People’s United and M&T, without charge, at the SEC’s website (http://www.sec.gov). Copies of the registration statement, including the joint proxy statement/prospectus, and the filings with the SEC that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, by directing a request to Steven Bodakowski, People’s United Financial, Inc., 850 Main Street, Bridgeport, Connecticut 06604, telephone (203) 338-4202, or Investor Relations, M&T Bank Corporation, One M&T Plaza, Buffalo, New York 14203, telephone (716) 635-4000.

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Customer Talking Points

Participants in the Solicitation

People’s United, M&T and certain of their respective directors, executive officers and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction under the rules of the SEC. Information regarding People’s United’s directors and executive officers is available in its definitive proxy statement, which was filed with the SEC on April 6, 2020, and certain of its Current Reports on Form 8-K. Information regarding M&T’s directors and executive officers is available in its definitive proxy statement, which was filed with the SEC on March 9, 2020, and certain of its Current Reports on Form 8-K. Other information regarding the participants in the solicitation of proxies in respect of the proposed transaction and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC. Free copies of these documents, when available, may be obtained as described in the preceding paragraph.

Forward-Looking Statements

This communication includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, or Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended, or Exchange Act. Forward-looking statements are based on current expectations, estimates and projections about People’s United’s and M&T’s businesses, beliefs of People’s United’s and M&T’s management and assumptions made by People’s United’s and M&T’s management. Any statement that does not describe historical or current facts is a forward-looking statement, including statements regarding the expected timing, completion and effects of the proposed transactions and People’s United’s and M&T’s expected financial results, prospects, targets, goals and outlook. Forward-looking statements are typically identified by words such as “believe,” “expect,” “anticipate,” “intend,” “target,” “estimate,” “continue,” “positions,” “prospects” or “potential,” by future conditional verbs such as “will,” “would,” “should,” “could,” or “may,” or by variations of such words or by similar expressions. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions (“Future Factors”) which are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements.

Future Factors include, among others: the occurrence of any event, change or other circumstances that could give rise to the right of one or both of the parties to terminate the definitive merger agreement between People’s United and M&T; the outcome of any legal proceedings that may be instituted against People’s United or M&T; the possibility that the proposed transaction will not close when expected or at all because required regulatory, shareholder or other approvals are not received or other conditions to the closing are not satisfied on a timely basis or at all, or are obtained subject to conditions that are not anticipated; the risk that any announcements relating to the proposed combination could have adverse effects on the market price of the common stock of either or both parties to the combination; the possibility that the anticipated benefits of the transaction will not be realized when expected or at all, including as a result of the impact of, or problems arising from, the integration of the two companies or as a result of the strength of the economy and competitive factors in the areas where People’s United and M&T do business; certain restrictions during the pendency of the merger that may impact the parties’ ability to pursue certain business opportunities or strategic transactions; the possibility that the transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; diversion of management’s attention from ongoing business operations and opportunities; potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the transaction; People’s United’s and M&T’s success in executing their respective business plans and strategies and managing the risks involved in the foregoing; and other factors that may affect future results of People’s United and M&T; the business, economic and political conditions in the markets in which the parties operate; the risk that the proposed combination and its announcement could have an adverse effect on either or both parties’ ability to retain customers and retain or hire key personnel and maintain relationships with customers; the risk that the proposed combination may be more difficult or time-consuming than anticipated, including in areas such as sales force, cost containment, asset realization, systems integration and other key strategies; revenues following the proposed combination may be lower than expected, including for possible reasons such as unexpected costs, charges or expenses resulting from the transactions; the unforeseen risks relating to liabilities of People’s United or M&T that may exist; and uncertainty as to the extent of the duration, scope, and impacts of the COVID-19 pandemic on People’s United, M&T and the proposed combination.

These are representative of the Future Factors that could affect the outcome of the forward-looking statements. In addition, such statements could be affected by general industry and market conditions and growth rates, general economic and political conditions, either nationally or in the states in which People’s United, M&T or their respective subsidiaries do business, including interest rate and currency exchange rate fluctuations, changes and trends in the securities markets, and other Future Factors.

People’s United provides further detail regarding these risks and uncertainties in its 2019 Form 10-K and subsequent Form 10-Qs, including in the respective Risk Factors sections of such reports, as well as in subsequent SEC filings. Forward-looking statements speak only as of the date made, and People’s United does not assume any duty and does not undertake to update forward-looking statements.

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